AGREE REALTY CORPORATION
31850 Northwestern Highway
Farmington Hills, MI  48334
(248) 737-4190
(248) 737-9110  Fax

September 30, 2009

VIA EDGAR
Mr. Jorge Bonilla, Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agree Realty Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2008, filed March 13, 2009
Form 10-Q for Quarterly Period Ended March 31, 2009, filed May 8, 2009
Form 10-Q for Quarterly Period Ended June 30, 2009, filed August 7, 2009
Definitive Proxy Statement on Schedule 14A, filed May 11, 2009
File No. 001-12928

Dear Mr. Bonilla:

This correspondence is our response to your comment letter dated September 22, 2009, regarding the Company’s filings with the Commission referenced above.  For your convenience, your comments are reproduced in italics before the Company’s responses thereto.

***

Form 10-K for the Year Ended December 31, 2008

Item 5 – Market for Registrant’s Common Equity, Related Stockholder Matters, page 17

1.
We note that net income was less than dividends per share in fiscal 2008.  Please tell us the source of all funds used to pay distributions during the fiscal year.  To the extent that you use funds other than cash from operating activities to fund distributions, please disclose the amounts and the sources in your future filings.

Response

The Company utilized only cash from operating activities to pay all 2008 dividends.  Cash provided from operating activities was $21,930,372 for 2008.  Dividends and limited partner distributions for 2008 were $16,918,952.  In the future, should funds other than those from operations be used to pay dividends, the Company will disclose that fact in its Commission filings.

Mr. Jorge Bonilla, Senior Staff Accountant
September 30, 2009

Item 9A – Controls and Procedures, Page 27

2.
We note that management identified a material weakness in your internal control over financial reporting.  Please tell us why there were no changes in your internal control over financial reporting during the fiscal year to address the material weakness.  We also note disclosure in your 10-Q for the quarter ended June 30, 2009, which indicates that there have been no changes in your internal control over financial reporting.

Response

The Company first reported a material weakness in internal control over financial reporting in its 2004 Form 10-K filed on March 14, 2005.  The internal control weakness was the result of our chief financial officer being the only employee with significant knowledge of generally accepted accounting principles and the only employee in charge of the general ledger, preparation of reconciliations, selection of accounting principles and preparation of interim and annual financial statements. On February 28, 2005, the Company employed eight employees.

Due to (a) the Company’s small number of employees, (b) the fact that significant knowledge of generally accepted accounting principles continued to reside primarily with the chief financial officer and (c) the Company’s balancing of the costs and benefits of hiring additional accounting staff (including investor expectation of financial performance by the Company), the internal control weakness continued through 2008.

Upon the recommendation of its audit committee and in connection with an increase in the number of properties held under management, the Company hired a director of finance in 2008 and commenced establishing internal accounting control standards that would meet the requirements of PCAOB Auditing Standard No. 5.  The Company has made significant steps in this process and currently does not expect to report a material weakness in internal control in its Form 10-Q for the quarter ended September 30, 2009.  In future applicable filings with the Commission, the Company will disclose any identified change in its internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Agree Realty Corporation’s Internal Control over Financial Reporting, Page 28

3.
We note that your auditors’ report includes the definition of Material Weakness that is consistent with PCAOB Auditing Standard No. 2 rather than PCAOB Auditing Standard No. 5 (AS 5) which was effective pursuant to SEC Release No. 34-56152.  Please confirm that the conclusions reached by you and your auditors were based upon AS 5 and that you will revise your disclosure in future filings to be consistent with AS 5.

Response

The Company confirmed with its auditors, Baker Tilly Virchow Krause, LLP, that the conclusions reached by its auditors were based upon AS 5 and that future auditors’ reports will be consistent with AS 5.

Mr. Jorge Bonilla, Senior Staff Accountant
September 30, 2009

Financial Statements and Notes

4.
We note on page 25 of the Definitive Proxy Statement dated March 26, 2009 that it appears you disclosed a related party transaction with Bodman, LLP.  Please tell us what consideration you gave to disclosing the transaction in this Form 10-K as required by SFAS 57.

Response

The Company disclosed the transaction in the proxy statement because the transaction involved a member of the Company’s board of directors, Mr. Leon Schurgin, and may have been responsive to Item 404 of Regulation S-K.  Nevertheless, the Company did not consider the fees paid to Bodman, LLP to be material in relation to the Company’s financial position and results of operation and thus did not report the fees in the Company’s financial statements.  In connection with future Commission filings, the Company will continue to consider the applicability of SFAS 57 with regard to related party transactions.

Note 2 – Summary of Significant Accounting Policies

Minority Interest, Page F-12

5.
Please describe the conversion features of the OP units, and clarify whether these securities are redeemable at the option of the holder or upon the occurrence of an event that is not solely with your control.  Also tell us how you considered EITF Topic D-98.

Response

The consolidated financial statements of the Company include ownership interests held by owners other than the Company, or non-controlling interests.  Such ownership interests are partnership units in the Company’s operating partnership (the OP units). Pursuant to SFAS No. 160, the Company reports the OP units as non-controlling interests on its consolidated balance sheet within equity but separately from stockholders’ equity.  The current holders of the outstanding OP units have the right to convert the OP units into shares of common stock of the Company.  The Company, in its discretion, may (but it is not required to) satisfy the conversion by purchasing the OP units for cash. EITF Topic D-98 requires securities redeemable for cash or other assets at the option of the holder, not solely within the control of the issuer, be classified as redeemable non-controlling interests outside of permanent equity in the consolidated balance sheet.  In considering EITF Topic D-98, the Company also examined the guidance in EITF 00-19 and concluded that, because the holders of the OP units only have the right to convert the units for shares of common stock and do not have the right to require the Company to redeem the OP units for cash or other assets, the guidance in EITF Topic D-98 does not apply to the OP units.  In other words, consistent with EITF 00-19, the Company determined that it controlled the actions or events necessary to issue the maximum number of shares that could be required to be delivered upon conversion of the OP Units.

Mr. Jorge Bonilla, Senior Staff Accountant
September 30, 2009

Exhibit 4.4

6.
The front cover page of the third amended and restated line of credit indicates that the line of credit is in the amount of $50 million.  Your disclosure on page 24 discloses the credit line as $55 million.  Please tell us the reason for the $5 million difference.

Response

On April 25, 2008, the Company entered into an amendment to its credit agreement with its current lenders to increase the amount available under the line of credit from $50 million to $55 million.  No other terms and or conditions were changed as a result of the amendment, and the Company did not consider the amendment to be material.  The Company will file the amendment to the credit agreement as an exhibit to its Form 10-Q for the quarter ended September 30, 2009.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MAY 11, 2009

Long Term Incentive Compensation, Page 14

7.
We note that the committee considers several factors, including company performance, individual responsibilities and performance, stock performance, and market factors.  Please elaborate on the factors considered, as disclosed on page 14 and provide us with a discussion of each named officer’s achievement within the consideration parameters that lead to his/her award.

Response

The Committee’s compensation determinations regarding long-term equity incentive awards are based solely on a subjective analysis from the perspective of the Committee, as the Committee does not utilize specific performance targets or other objective measures for evaluating individual performance.  In general, the Committee considers, among other things, the Company’s performance, the responsibilities and performance of the executive (primarily based on discussions with Richard Agree, the Company’s Chairman and Chief Executive Officer), the Company’s stock price performance, and other market factors, including the data provided by the NAREIT Survey.  For 2008, the Committee considered the following factors in determining long-term equity incentive awards: (1) in 2008, the Company completed seven development projects totaling approximately 100,000 square feet of gross leasable space for the Company’s portfolio; (2) in 2008, during a difficult leasing and retail environment, the Company’s total portfolio remained 99% occupied; and (3) the Company maintained a 100% cash dividend solely from cash flow from operations and did not reduce the dividend during 2008 or satisfy the dividend with shares of common stock.  In future proxy statement filings, the Company will disclose specific items that the Committee considered when determining the long-term incentive awards.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2009

Consolidated Statements of Cash Flows, Page 6

8.
Please tell us how your reconciliation of Net Income Attributable to Agree Realty Corporation to cash flows provided by operating activities complies with paragraph 28 of SFAS 95 which requires companies to reconcile from net income.

Mr. Jorge Bonilla, Senior Staff Accountant
September 30, 2009

Response

The Company’s reconciliation of cash flows provided by operating activities does not strictly comply with paragraph 28 of SFAS 95 in that the reconciliation commences with net income attributable to Agree Realty Corporation.  However, there was no effect on cash flow from operations reported in the cash flow statement. In the future Commission filings, the Company will reconcile commencing with net income (which includes income attributable to non-controlling interests) and will not separately disclose in its reconciliation income attributable to non-controlling interests.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations, Page 20

9.
We note that you calculate Funds from Operations (FFO) based on the NAREIT definition which begins with net income in accordance with GAAP.  However, it appears that net income as presented in you reconciliation is equal to net income attributable to Agree Realty Corporation.  Please tell us how your presentation complies with the NAREIT definition.

Response

The Company’s reconciliation commenced with net income attributable to Agree Realty Corporation and added back net income attributable to non-controlling interests, instead of commencing with net income (which includes income attributable to non-controlling interest).  While the reconciliation was not in strict compliance with the NAREIT definition, there was no effect on reported FFO.  In future Commission filings, we will comply with the NAREIT definition and start our reconciliation with net income (which includes income attributable to non-controlling interests) and not separately disclose in its reconciliation income attributable to non-controlling interests.

***

Mr. Jorge Bonilla, Senior Staff Accountant
September 30, 2009

Please note that the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions.

Very truly yours,

/s/ Kenneth R. Howe
Kenneth R. Howe
Vice President, Finance

cc:	Securities and Exchange Commission
   Jaime John
Duc Dang

DLA Piper LLP (US)
   Jeffrey M. Sullivan

Baker Tilly Virchow Krause, LLP
   Scott Riser